FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2005

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                 Form 20-F
                                     |X|

                                 Form 40-F
                                     |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes
                                      |_|

                                      No
                                      |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______

    Eidos plc Offer Update: Unanimous Recommendation of SCi Offer


    LONDON--(BUSINESS WIRE)--April 7, 2005--Further to the announcement made on 1 April 2005, the Board of Eidos plc (LSE: EID.L;
NASDAQ: EIDSY) ("the Board") has undertaken further discussions and due diligence with both the Board of SCi Entertainment Group plc ("SCi") in relation to SCi's share offer of one SCi share per six Eidos shares (the "SCi Offer") and Elevation Partners, L.P. ("Elevation") in relation to Elevation's cash offer of 50 pence per Eidos share (the "Elevation Offer").
    In the light of the recent movement in the SCi share price, and in the absence of an increased cash offer from Elevation, the Board recognises that whilst there are certain key risks for Eidos shareholders in accepting the SCi Offer (as described more fully below) the current implied value of the SCi Offer of 72.8 pence per Eidos share based on the closing price of SCi shares on 6 April 2005 represents a significant premium to Elevation's Offer.
    The Board has also noted the level of support for the SCi Offer evidenced by shareholders representing approximately 41 per cent. of Eidos' share capital who have irrevocably committed to accept the SCi Offer.
    Taking these factors into consideration, the Board, who has been so advised by UBS Investment Bank ("UBS"), its financial adviser, consider that the terms of the SCi Offer are fair and reasonable. Accordingly, the Board unanimously recommends to Eidos shareholders that they accept the SCi Offer. In providing advice to the Board, UBS has taken into account the commercial assessments of the Board.
    As referred to above, the Board and UBS consider that Eidos shareholders, in assessing whether or not to accept the SCi offer, should have regard to a number of key issues which will need to be addressed by the Board of SCi, including:

    -- the requirement for scale to compete effectively in the computer games industry - on the basis that the combination of Eidos and SCi will not result in a significantly larger business;

    -- the successful integration of the Eidos and SCi businesses - recognising that Eidos is much larger than SCi, operates internationally and pursues a different approach to the development of its games; and

    -- the retention and motivation of key employees of the Eidos business.

    Shareholders who do not wish to be exposed to such risks, or the potential volatility in the SCi share price (especially in the light of SCi's recent strong share price performance), may wish to consider selling their shares for cash in the market.
    As a consequence of the foregoing the Board has withdrawn its earlier recommendation of the Elevation Offer.

    The Directors of Eidos accept responsibility for the information contained in this announcement save that the only responsibility accepted by them in respect of information relating to SCi and the SCi Offer (which has been compiled from public sources) is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors of Eidos (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

    UBS Investment Bank is acting exclusively for Eidos plc and no-one else in connection with this transaction and will not be responsible to anyone other than Eidos plc for providing the protections afforded to its clients or for providing advice in relation to the transaction, or the contents of this announcement.


    CONTACT: Eidos plc
             John van Kuffeler or Mike McGarvey, +44 (0) 20 8636 3000 or
             Brunswick (UK)
             Jonathan Glass or Wendel Verbeek, +44 (0) 20 7404 5959 or
             Brunswick (NY)
             Nina Devlin, +1 212 333 3810
             or
             Financial Adviser to Eidos:
             UBS Investment Bank
             Adrian Haxby or Benjamin Robertson, +44 (0) 20 7567 8000

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc

By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer

By:     /S/ Michael McGarvey
        --------------------
        Michael McGarvey
        Chief Executive Officer


Date: 7 April 2005
      -------------

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                            Reference

Press Release dated 7 April 2005 - Offer Update : Unanimous recommendation of SCi Offer